15045717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
RECEIVED
FEB 26 2015
Wash., DC
201

SEC FILE NUMBER
8-50699

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VARIABLE INVESTMENT ADVISORS, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4305 SOUTH LOUISE SUITE 101A
(No. and Street)

SIOUX FALLS (City) SD (State) 57016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGORY WILSON 605-361-8230
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENJES, CONNER & WILLIAMS P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 1528 (Address) SIOUX CITY (City) IA (State) 51102 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY S. WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VARIABLE INVESTMENT ADVISORS, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

GREGORY S. WILSON, CEO

Title

Notary Public 1-5-2015

STEVEN G. WILSON
SEAL NOTARY PUBLIC SOUTH DAKOTA SEAL

This report ** contains (check all applicable boxes):

- ☒ (a) **Facing Page.**
- ☒ (b) **Statement of Financial Condition.**
- ☒ (c) **Statement of Income (Loss).**
- ☒ (d) **Statement of Changes in Financial Condition.**
- ☒ (e) **Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.**
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) **Computation of Net Capital.**
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) **An Oath or Affirmation.**
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VARIABLE INVESTMENT ADVISORS, INC.

ANNUAL REPORTS

DECEMBER 31, 2014

VARIABLE INVESTMENT ADVISORS, INC.

ANNUAL REPORTS

DECEMBER 31, 2014

CONTENTS

* * * * * * * *

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

We have audited the accompanying financial statements of VARIABLE INVESTMENT ADVISORS, INC. (a South Dakota corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Variable Investment Advisors, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Variable Investment Advisors, Inc. as of December 31, 2014, and the results of its operations and its changes in financial position for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Variable Investment Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Variable Investment Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC

Certified Public Accountants

Sioux City, Iowa
February 13, 2015

Variable Investment Advisors, Inc.

Statement of Financial Condition
As of December 31, 2014

ASSETS

Cash	$	183,022
Accounts receivable		1,995
Commissions receivable		60,667
Prepaid expenses		33,079
Office furniture and equipment at cost, less accumulated depreciation of $51,358		96,017
TOTAL ASSETS	$	374,780

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	2,859
Commissions payable		27,073
Accrued salary		3,535
TOTAL LIABILITIES		33,467
Common stock; $.01 par value, 400,000 share authorized; 366,700 issued and outstanding		3,667
Additional paid in capital		77,127
Retained earnings		260,519
TOTAL STOCKHOLDERS' EQUITY		341,313
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	374,780

The Accompanying Notes are an Integral Part of This Financial Statement

Variable Investment Advisors, Inc.

Statement of Income

For the Year Ended December 31, 2014

REVENUES	
Commissions	$ 1,283,951
Other	55,922
	1,339,873
EXPENSES	
Advertising	7,950
Annual report	2,275
Bad Debts	475
Bank Charge	10,208
Charitable contributions	25
Commissions	553,427
Continuing education	952
Contract labor	3,100
Depreciation	16,174
General insurance	7,159
Licenses	30,632
Life insurance	2,787
Meals & entertainment	3,262
Meetings & travel	31,281
Miscellaneous	21
Office supplies & postage	7,184
Payroll taxes	25,771
Postage	3,737
Professional fees	32,005
Property taxes	587
Rent	15,714
Retirement	10,015
Salaries - officer	154,243
Salaries	219,279
Technology	6,961
Telephone	10,880
Utilities	1,560
	1,157,665
NET INCOME	$ 182,208

The Accompanying Notes are an Integral Part of This Financial Statement

Variable Investment Advisors, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at December 31, 2013	$ 3,667	$ 77,127	$ 243,846	$ 324,640
Net income	-	-	182,208	182,208
Less distributions	-	-	(165,535)	(165,535)
Balance at December 31, 2014	$ 3,667	$ 77,127	$ 260,519	$ 341,313

The Accompanying Notes are an Integral Part of This Financial Statement

Variable Investment Advisors, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 182,208
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation and amortization	16,174
Bad debt expense	475
(Increase) accounts receivable	(1,612)
(Increase) commissions receivable	(10,718)
(Increase) prepaid expenses	(289)
Increase accounts payable	899
(Decrease) commissions payable	(8,761)
Increase accrued salary	1,440
(Decrease) deferred revenue	(50,510)
Net cash provided by operating activities	129,306
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of property & equipment	(3,158)
Net cash used in investing activities	(3,158)
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder distributions	(165,535)
Net cash used in investing activities	(165,535)
NET DECREASE IN CASH	(39,387)
CASH AT BEGINNING OF YEAR	222,409
CASH AT END OF YEAR	$ 183,022

The Accompanying Notes are an Integral Part of This Financial Statement

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company, located in Sioux Falls, South Dakota, sells mutual funds and variable and fixed insurance products. The Company accomplishes this goal through a small group of brokers located throughout the United States. The Company's customers are located throughout the United States. In 2002 the Company developed an Alternative trading system. This system is a web-based system that offers a computer-based service to companies and individuals for the purpose of buying and selling capital units.

Basis of Presentation

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure we consistently report our financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the Codification or ASC.

Revenue Recognition

The Company receives commissions from selling mutual funds and variable and fixed insurance products. The commissions are reported as revenue and a receivable on a trade date basis. The Company also receives fees for the use of its Alternative Trading System. These fees are recognized as earned over the period of the contract.

Commssion Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Statement of Cash Flows

For purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and includes expenditures which substantially increase the useful lives of existing property and equipment. Maintenance and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is credited or charged to income.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation is computed using the straight-line method based on the estimated useful lives of the individual assets ranging from one to ten years.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Management has concluded that uncertain tax positions would be the reponsibility of the stockholders. Accordingly the accompanying financial statements do not include any provision for uncertain tax positions, and no related interest or penalties have been recorded in the statement of income or accrued in the statement of financial condition. Federal and state tax returns of the entity are generally open to examination by the relevant taxing authorities for a period of three years from the date the returns are filed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2. OPERATING LEASES

The Company leases its office space on a month-to-month basis. A total of $15,714 was paid under the terms of two separate verbal leases during the year ended December 31, 2014.

Future minimum lease payments as of December 31, 2014 are $1,310.

NOTE 3. DEFINED CONTRIBUTION PENSION PLAN

On April 1, 2011, the Company established a Simple IRA Plan for all employees. The plan provides for employer matching contributions. The Company's cost for the Plan contributions was $10,015 for the year ended December 31, 2014.

NOTE 4. COMMITMENTS AND CONTINGENCIES

There were no outstanding commitments or contingencies as of December 31, 2014.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividend paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net Capital of $210,222. The Company's net capital ratio was .15 to 1.

Management expects to make capital withdrawals during 2015 to facilitate payment of the shareholder's income tax due to the inclusion of company income on his personal return. At no time will the withdrawals cause the Company to be below statutory net capital requirements.

NOTE 6. EXEMPTION

This Company is exempt from filing supporting schedules on the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements. This exemption is claimed under the provisions of SEC Rule 15c-3-3, Section (K)(1) limited business (Mutual funds and/or variable annuities only).

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 13, 2015, the date the financial statements were available to be issued.

Variable Investment Advisors, Inc.

Schedule I

Computation of Net Capital
As of December 31, 2014

NET CAPITAL		
Total Stockholder's Equity		$ 341,313
Deductions:		
Non-Allowable Assets:		
Accounts receivables	$ 1,995	
Prepaid expenses	33,079	
Office furniture and equipment	96,017	131,091
Net Capital		$ 210,222
AGGREGATE INDEBTEDNESS		
Accounts payable		$ 2,859
Commission payable		27,073
Accrued salary		3,535
Net Aggregate Indebtedness		$ 33,467
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 5,000
Excess net capital at 1,500 percent		$ 205,222
Excess net capital at 1,000 percent		$ 204,222
Ratio: aggregate indebtedness to net capital		.15 to 1

The above calculations are based on Rule 15c3-1 of the Securities and Exchange Commission. There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5, as of December 31, 2014.

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102
PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Directors
of Variable Investment Advisors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Variable Investment Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Variable Investment Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) "Limited Business (mutual funds and/or variable annuities only)" and (2) Variable Investment Advisors, Inc. stated that Variable Investment Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Variable Investment Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Variable Investment Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Henjes, Conner & Williams, PC
Certified Public Accountants

Sioux City, Iowa
February 13, 2015

This Page Intentionally Left Blank

Variable Investment Advisors, Inc.

AgStockTrade.com

Gregory S. Wilson
President CEO

4305 S. Louise Ave. Ste. 101A
Sioux Falls, South Dakota 57106
Office: 605-361-8230
Fax: 605-362-5819
e-mail: Gwilson310@aol.com
Member FINRA, SIPC

Creating Security for Life

United States
Securities and Exchange Commission
Washington, D.C. 20549

In Re: Broker Dealer Exemption Report for 2014 Audit

To whom it may concern;

The following statement identifies why, under provisions in paragraph (k) of SEC Rule 15c3–3, under which a broker dealer may claim an exemption, that Variable Investment Advisors, (VIA) Inc. feel they meet the requirements for this exemption and feel that VIA is exempt under Rule 15c3-3 (k).

VIA does not trade as a broker or dealer, for any customer nor does it trade in its own account.

VIA does not hold funds or securities for, or owe money or securities to, customers.

VIA does no margin accounts or commodities transactions.

VIA at no time holds customer funds of securities, holds overnight balances or certificates of deposit or money market deposits.

VIA is not an introducing broker dealer and VIA does only sales of Investment Company and Annuity transactions on an application way with checks made payable only to the investment company or insurance company.

VIA has met the met the exemption as of December 31, 2014 and throughout the year ended December 31, 2014.

Gregory S. Wilson
President

Offering Mutual Funds, Variable Products and Life Insurance
Home Office: 4305 S. Louise Avenue, Suite 101A, Sioux Falls, South Dakota 57106 • Phone: 605-361-8230